Exhibit 99.1

                              FOR IMMEDIATE RELEASE



Investor Relations:                                       Media Relations:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526

           ELAN ANNOUNCES AGREEMENT TO SETTLE SHAREHOLDER CLASS ACTION

         Elan Reaches Provisional Agreement to Settle SEC Investigation

Dublin, Ireland, October 25, 2004 - Elan Corporation, plc today announced that it has reached an agreement to settle the previously disclosed consolidated class action pending in the U.S. District Court for the Southern District of New York. The class action, which consolidated several class actions filed in early 2002, names the Company and certain of its former and current officers and directors as defendants. The settlement was submitted to the Court for preliminary approval today. Elan expects that the Court, which reserved decision on the settlement, will issue an order granting preliminary approval of the settlement in due course.

The Company also announced today that it and the Staff of the Securities and Exchange Commission (the "SEC") have reached a provisional agreement to settle the investigation by the SEC's Division of Enforcement that commenced in February 2002. The provisional settlement, which is subject to final approval by the Commissioners of the SEC, will conclude all aspects of the investigation with respect to Elan.

"This is an important step forward for Elan, its shareholders and patients. Taking this step will enable us to focus all of our energies on bringing innovative science to patients", said Kelly Martin, Elan's president and chief executive officer.

Terms of Class Action Settlement

Under the class action settlement, all claims against the Company and the other named defendants will be dismissed with no admission or finding of wrongdoing on the part of any defendant. The


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Elan Announces Agreement to Settle Shareholder Class Action


principal terms of the settlement provide for an aggregate cash payment to class members of $75 million, out of which the Court will be asked to award attorneys' fees to plaintiffs' counsel, and $35 million of which will be paid by the Company's insurance carrier.

The terms of the settlement are subject to preliminary and final Court approval and notice to class members. The Company expects the Court to issue an order granting preliminary approval of the settlement in due course.

Terms of Provisional Settlement with SEC

Under the agreement provisionally reached with the SEC Staff, the Company will neither admit nor deny the allegations contained in the SEC's civil complaint, which will include allegations of violations of certain provisions of the federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The settlement will contain a final judgment restraining and enjoining the Company from future violations of these provisions. In addition, under the final judgment, the Company will agree to pay a civil penalty of $15 million. In connection with the settlement, the Company will not be required to restate or adjust any of its historical financial results or information. The terms of the settlement are provisional and are subject to the final approval of the Commissioners of the SEC. If approved, the settlement will conclude all aspects of the investigation with respect to Elan.

On October 4, 2004, the Company announced that it had included in its financial statements a reserve of $55 million, net of insurance coverage, to cover the Company's estimated liability related to the shareholder class action and the SEC investigation.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.



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Elan Announces Agreement to Settle Shareholder Class Action


Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the settlement of the shareholder class action and the SEC investigation and Elan's financial condition, results of operations and liquidity that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: whether the Court grants approval of the class action settlement on the terms described herein, or at all; whether the provisional SEC settlement is approved by the Commissioners of the SEC on the terms described herein, or at all; and whether Antegren is approved for marketing and successfully launched . A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.